EXHIBIT 10.8
                         PROMISSORY NOTE

$5,000.00                                    Salt Lake City, Utah
                                                    June 25, 2001

     THE UNDERSIGNED promises to pay to the order of Milagro Holdings, Inc. at 57 West 200 South, Suite 310, Salt Lake City, Utah 84101, or at such other place as the holder hereof may designate in writing, the sum of five thousand dollars ($5,000.00), with interest thereon at the rate of 10% per annum from the date hereof. Principal and interest shall be due and payable upon demand.

     In the event of commencement of suit to enforce payment of this note, the undersigned agrees to pay such additional sum as attorney's fees as the court may adjudge reasonable.

                                   Apex Minerals Corporation

                                   By: /s/ Howard Oveson
                                   Howard Oveson, President
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